Exhibit 12.1

NN, Inc.

Computation of Ratio of Earnings to Fixed Charges

For Fiscal Years Ended December 31, 2013 through 2017

(in thousands except ratio amounts)

	For Fiscal Years Ended December 31,
	2017	2016(1)	2015(1)	2014	2013
Earnings:
Loss from continuing operations before provision for income taxes and minority interest	(58,873)	(30,866)	(49,218)	(17,397)	(1,009)
Fixed charges	55,843	67,602	33,205	13,325	3,148
Amortization of capitalized interest	260	239	—	—	—
Distributed income of equity investees	4,156	3,706	2,868	2,538	—
Pre-tax losses (gains) of equity investees	5,582	6,427	5,440	1,646	—
Less: Interest capitalized	(1,081)	(1,589)	(1,375)	(946)	—
Total Adjusted Earnings	5,887	45,519	(9,080)	(834)	2,139
Fixed Charges:
Interest expense	47,970	58,986	28,145	10,051	1,827
Capitalized interest	1,081	1,589	1,375	946	—
Amortization of debt issuance costs	4,296	4,168	1,754	844	547
Interest estimate within rental expense	2,496	2,859	1,931	1,484	774
Total Fixed Charges	55,843	67,602	33,205	13,325	3,148
Ratio of Earnings to Fixed Charges	0.1x	0.7x	-0.3x	-0.1x	0.7x

(1)	Includes the effects of prior periods’ revisions as disclosed in Note 21 of the Notes to Consolidated Financial Statements included in Item 8 of this Annual Report.